EXHIBIT 12

Associated Estates Realty Corporation
Calculation of Ratio of Combined Fixed Charges and Preferred Stock Dividends to Earnings

	For the years ended December 31,
	2012	2011	2010	2009	2008

Pretax income (loss) from continuing operations before equity in net income of joint venture and net income attributable to noncontrolling interests	3,012	(11,080)	(9,936)	(10,621)	(12,795)
Fixed charges (see below)	32,627	33,010	32,059	34,399	38,915
Amortization of capitalized interest	199	179	174	169	234
Capitalized interest	(1,460)	(737)	(300)	(119)	—
Earnings as adjusted	$34,378	$21,372	$21,997	$23,828	$26,354

Fixed Charges:
Interest expense and amortization of deferred costs	$31,095	$32,197	$31,703	$34,251	$38,865
Capitalized interest	1,460	737	300	119	—
Interest expense included in rent/operating leases (33% )	72	76	56	29	50
Total fixed charges	32,627	33,010	32,059	34,399	38,915
Preferred stock dividends	—	—	2,030	4,199	4,655
Combined fixed charges and preferred stock dividends	$32,627	$33,010	$34,089	$38,598	$43,570

Ratio of earnings to combined fixed charges and preferred stock dividends	1.05	0.65	0.65	0.62	0.60

Ratio of earnings to fixed charges	1.05	0.65	0.69	0.69	0.68

During the twelve months ended December 31, 2011, 2010, 2009, and 2008, the total dollar amount of the deficiency in the ratio of earnings to fixed charges was $11.6 million, $10.1 million, $10.6 million and $12.6 million, respectively. During the twelve months ended December 31, 2011, 2010, 2009, and 2008, the total dollar amount of the deficiency in the ratio of earnings to combined fixed charges and preferred dividends was $11.6 million, $12.1 million, $14.8 million and $17.2 million, respectively.